Exhibit 99.7

EXECUTION VERSION

ROGERS COMMUNICATIONS INC.,
as issuer of the Notes under the Second Supplemental Indenture,

ROGERS COMMUNICATIONS CANADA INC.,
as Guarantor

and

THE BANK OF NEW YORK MELLON,
as Trustee

SECOND AMENDING SUPPLEMENTAL INDENTURE TO THE
SECOND SUPPLEMENTAL INDENTURE

Dated as of April 16, 2025

amending the SECOND SUPPLEMENTAL INDENTURE dated as of
August 6, 2008 to the Indenture dated as of August 6, 2008

SECOND AMENDING SUPPLEMENTAL INDENTURE TO THE SECOND SUPPLEMENTAL INDENTURE dated as of April 16, 2025 (this “Supplemental Indenture”), among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), Rogers Communications Canada Inc., a corporation organized under the laws of Canada (hereinafter called “RCCI”), and The Bank of New York Mellon, a New York banking corporation, as trustee (hereinafter called the “Trustee”).

WHEREAS, the Company and the Trustee are parties to an indenture dated as of August 6, 2008, as the same may from time to time be supplemented or amended (other than by a Series Supplement), (the “Indenture”);

WHEREAS, the Company, Rogers Wireless Partnership, Rogers Cable Communications Inc. and the Trustee previously entered into the second supplemental indenture to the Indenture, dated as of August 6, 2008, to establish the terms of the 7.50% Senior Notes due 2038 (the “Notes”), as amended by the First Amending Supplemental Indenture, dated as of January 1, 2016 (as so amended, the “Second Supplemental Indenture”);

WHEREAS, Section 802 of the Indenture provides that, upon delivery to the Company and the Trustee of a written notice of a Holder Direction from the Holders of Outstanding Securities of each Series that would be affected by a supplemental indenture, the Company (when authorized by a Board Resolution), RCCI and the Trustee may enter into one or more indentures supplemental to the Indenture for the purposes of, among other things, changing in any manner any of the provisions of any Series;

WHEREAS, the Board of Directors of the Company has authorized and approved the execution and delivery of this Supplemental Indenture;

WHEREAS, Holders of a majority of the principal amount of Outstanding Notes, on or prior to the date hereof, have consented to the amendment to the Second Supplemental Indenture set forth herein and a written notice of a Holder Direction has been delivered;

WHEREAS, the Company and RCCI have complied with all conditions precedent provided for in the Indenture, as supplemented and amended by the Second Supplemental Indenture (as so supplemented and amended, the “Supplemented Indenture”) relating to this Supplemental Indenture; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree as follows:

ARTICLE ONE
INTERPRETATION

SECTION 101. EFFECT OF SUPPLEMENTAL INDENTURE

This Supplemental Indenture shall become effective and binding on the Company, RCCI, the Trustee and every Holder of the Notes heretofore or hereafter authenticated and delivered under the Supplemented Indenture, upon the date on which it is executed by the Company, RCCI and the Trustee; provided, however, that the amendment set forth in Article Two hereof shall become operative automatically on the date on which the Company pays to the Depositary the aggregate Consent Fee (as defined in the consent solicitation statement, dated as of April 4, 2025 (the “Consent Solicitation Statement”) owed to consenting Holders of the Notes in accordance with the terms and conditions set forth in the Consent Solicitation Statement (the “Amendment Operative Date”).

At all times on and after the Amendment Operative Date, the Second Supplemental Indenture shall be amended and supplemented in accordance herewith. Each reference in the Second Supplemental Indenture to “this Indenture,” “hereunder,” “hereof,” or “herein” shall mean and be a reference to the Second Supplemental Indenture as amended and supplemented by this Supplemental Indenture unless the context otherwise requires. The Second Supplemental Indenture as amended and supplemented by this Supplemental Indenture shall be read, taken and construed as one and the same instrument, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Supplemented Indenture shall be bound thereby.

In the event of a conflict between any provisions of the Second Supplemental Indenture and this Supplemental Indenture, the relevant provision or provisions of this Supplemental Indenture shall govern.

SECTION 102. SECOND SUPPLEMENTAL INDENTURE REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Second Supplemental Indenture, to the extent not inconsistent with the terms and provisions of this Supplemental Indenture, shall remain in full force and effect.

SECTION 103. INCORPORATION OF SECOND SUPPLEMENTAL INDENTURE.

All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Second Supplemental Indenture; and the Second Supplemental Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that with respect to the Second Supplemental Indenture, the provisions of this Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes established thereby.

SECTION 104. DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Second Supplemental Indenture or the Indenture, as applicable.

ARTICLE TWO
AMENDMENT

SECTION 201. AMENDMENT.

A new Section 112 is hereby added to the Second Supplemental Indenture as follows:

“Section 112. For greater certainty, and notwithstanding anything to the contrary set forth in the Indenture, any Series Supplement or the Notes, the Subsidiary Equity Investment (i) is not, and shall not be, subject to (and, accordingly, will not be prohibited by) any of the covenants in Section 501 (Restricted Subsidiaries), Section 502 (Limitation on Secured Debt), Section 503 (Limitation on Sale and Leaseback Transactions), Section 504 (Limitation on Restricted Subsidiary Debt) or Section 703 (Amalgamation, Consolidation, Merger, Conveyance, Transfer or Lease) of this Series Supplement or in Article VII of the Indenture (Amalgamation, Consolidation, Merger, Conveyance, Transfer or Lease) (collectively, the “Negative Covenants”), (ii) does not, and shall not, reduce or deplete the capacity or amount available under any exception to any of the Negative Covenants and (iii) does not, and shall not, constitute a Default or Event of Default under the Indenture, any Series Supplement or the Notes.

For purposes hereof, “Subsidiary Equity Investment” means the entry into, consummation, creation, assumption, incurrence, guarantee, existence, ongoing administration and performance of any or all of the transactions and obligations contemplated by any or all of (i) the Subscription Agreement, dated as of April 4, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc., Backhaul Network Services Inc. and Maple Connect Issuer LP (the “Subscription Agreement”) and (ii) the Company USA, the Contribution Agreement, the Management Services Agreement, the Backhaul Services Agreement, the IRU Agreement and the RCI Demand Promissory Notes (in each case as defined in the Subscription Agreement), in the case of clauses (i) and (ii), as the same may be amended, supplemented, waived or otherwise modified from time to time.”

ARTICLE THREE
MISCELLANEOUS

SECTION 301.  TRUSTEE’S ACCEPTANCE

The Trustee hereby accepts this Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Second Supplemental Indenture.

SECTION 302.  COUNTERPARTS.

This Supplemental Indenture may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases. This Supplemental Indenture may be executed manually or by electronic means; provided that any electronic signature is a true representation of the signer’s actual signature.

SECTION 303.  EFFECT OF HEADINGS.

The Section headings herein are for convenience only and shall not affect the construction hereof.  Unless otherwise expressly specified, references in this Supplemental Indenture to specific Section numbers refer to Sections contained in this Supplemental Indenture, and not the Indenture, the Second Supplemental Indenture or any other document.

SECTION 304.  SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 305.  SEPARABILITY CLAUSE.

In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 306.  BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this Supplemental Indenture, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders of the Notes) any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture.

SECTION 307.  GOVERNING LAW.

This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.  This Supplemental Indenture shall be subject to the provisions of the Trust Indenture Act that are required or deemed to be a part of this Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 308.  RESPONSIBILITY OF TRUSTEE.

The recitals contained herein shall be taken as the statements of the Company and RCCI and the Trustee assumes no responsibility for the correctness of such recitals.  The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

SECTION 309.  CONFLICTS WITH THE TRUST INDENTURE ACT.

If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required under the Trust Indenture Act to be part of and govern any provision of this Supplemental Indenture, the provision of the Trust Indenture Act shall control.  If any provision of this Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Second Supplemental Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,

by:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

by:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

ROGERS COMMUNICATIONS CANADA INC.,

by:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

by:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

[Signature Page to the Amending Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Andrew Kolesar IV
	Name:	Andrew Kolesar
	Title:	Vice President

[Signature Page to the Amending Supplemental Indenture]